SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

ROADWAY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76974210

(CUSIP Number)

August 22, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Islands Fund 91-1663838

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization WASHINGTON, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,660,761

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,660,761

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,761

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sarah Werner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,676,101* (See Schedule Item 4 incorporated by reference)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,676,101* (See Schedule Item 4 incorporated by reference)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,101* (See Schedule Item 4 incorporated by reference)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

*Includes 15,340 shares owned by the following trusts for which Sarah Werner acts as a co-trustee:  1. E. Leeds Gulick Family Trust 7,780 shares; 2. Christopher Gulick Family Trust 580 shares;  3. George G. Gulick Family Trust 6,480 shares; and 4. Rick S. Werner Family Trust 500 shares.  Sarah Werner disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Sarah Werner is the beneficial owner of such securities.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) E. Leeds Gulick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,660,761 (See Schedule Item 4 incorporated by reference)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,660,761 (See Schedule Item 4 incorporated by reference)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,761 (See Schedule Item 4 incorporated by reference)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rick Werner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,660,761 (See Schedule Item 4 incorporated by reference)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,660,761 (See Schedule Item 4 incorporated by reference)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,761 (See Schedule Item 4 incorporated by reference)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Flaggert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,660,761 (See Schedule Item 4 incorporated by reference)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,660,761 (See Schedule Item 4 incorporated by reference)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,660,761 (See Schedule Item 4 incorporated by reference)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George G. Gulick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,000

	6.	Shared Voting Power 1,671,861* (See Schedule Item 4 incorporated by reference)

	7.	Sole Dispositive Power 8,000

	8.	Shared Dispositive Power 1,671,861* (See Schedule Item 4 incorporated by reference)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,861* (See Schedule Item 4 incorporated by reference)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

*Includes 11,100 shares owned by the George G. Gulick Trust, for which George G. Gulick is a trustee.

Item 1.
	(a)	Name of Issuer Roadway Corporation
	(b)	Address of Issuer's Principal Executive Offices 1077 Gorge Blvd. Akron, Ohio 44310

Item 2.
	(a)	Name of Person Filing Islands Fund Sarah Werner Rick Werner E. Leeds Gulick George G. Gulick James Flaggert
(b)

Address of Principal Business Office or, if none, Residence
Islands Fund
900 Fourth Avenue, Suite 2925
Seattle, WA 98164

Sarah Werner
900 Fourth Avenue, Suite 2925
Seattle, WA 98164

Rick Werner
900 Fourth Avenue, Suite 2925
Seattle, WA 98164

E. Leeds Gulick
900 Fourth Avenue, Suite 2925
Seattle, WA 98164

George G. Gulick
900 Fourth Avenue, Suite 2925
Seattle, WA 98164

James Flaggert
1501 Fourth Avenue
Seattle, WA 98101

	(c)	Citizenship See Item 4 of Cover Page
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 76974210

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

                                Not applicable.

Item 4.	Ownership

Reference is made to Items 5-9 and 11 of the cover pages which Items are incorporated by reference herein.

Sarah Werner, E. Leeds Gulick, Rick Werner, George G. Gulick, and James Flaggert are trustees of the Islands Fund and may be deemed the beneficial owners of the securities owned by the Islands Fund because they may be deemed to share the power to direct the voting or disposition of the securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of these individuals is, for any purpose, the beneficial owner of the 1,660,761 shares owned by the Islands Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 5, 2003
Date
ISLANDS FUND /s/ Sarah Werner
By: Sarah Werner Title: President
/s/ Sarah Werner
Sarah Werner

/s/ Rick Werner
Rick Werner

/s/ E. Leeds Gulick
E. Leeds Gulick

/s/ George G. Gulick
George G. Gulick

/s/ James Flaggert
James Flaggert